UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment (the “Amendment”) to the Current Report on Form 6-K originally filed by Antelope Enterprise Holdings Limited, a British Virgin Islands exempted limited company (the “Company”), with the Securities and Exchange Commission on January 29, 2024 (the “Original Form 6-K”) is being furnished solely for the purpose of correcting the compensation of the lead advisor, Global Pacific Securities US Inc. (“Global Pacific”), disclosed in the Original Form 6-K. The Company agreed to pay Global Pacific a cash fee equal to three percent (3%) of the gross proceeds, to reimburse Global Pacific’s accountable expenses up to $30,000, and to issue 193,994 restricted Class A ordinary shares of the Company to Global Pacific.

Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any other disclosures contained in the Original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: February 2, 2024